Exhibit 12

Wyeth

Computation of Ratio of Earnings to Fixed Charges

(In thousands except ratio amounts)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings (Loss):
Income (loss) from continuing operations before income taxes	$6,338,087	$6,456,682	$5,429,904	$4,780,589	$(129,847)

Add:
Fixed charges	621,640	754,290	625,513	461,431	360,805
Minority interests	20,481	23,277	29,769	26,492	27,867
Amortization of capitalized interest	32,485	24,240	22,465	21,356	9,350

Less:
Equity income (loss)	649	130	(317)	(104)	(524)
Capitalized interest	69,500	79,600	71,400	46,450	86,750
Total earnings as defined	$6,942,544	$7,178,759	$6,036,568	$5,243,522	$181,949

Fixed Charges:
Interest and amortization of debt expense	$492,290	$616,983	$498,847	$356,834	$221,598
Capitalized interest	69,500	79,600	71,400	46,450	86,750
Interest factor of rental expense(1)	59,850	57,707	55,266	58,147	52,457
Total fixed charges as defined	$621,640	$754,290	$625,513	$461,431	$360,805

Ratio of earnings to fixed charges	11.2	9.5	9.7	11.4	0.5

(1)	A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.